STOCK TRANSFER AGREEMENT

between

ALTEROLA BIOTECH INC.

AND

ABTI PHARMA LIMITED

THIS STOCK TRANSFER AGREEMENT (“Transfer Agreement”) dated January 19th 2021, is made and entered into by and between ALTEROLA BIOTECH INC., a Nevada corporation (“ALT”); and the shareholders of ABTI PHARMA LIMITED (“ABTIP”) as outlined in Appendix 1, hereinafter “the Parties”.

RECITALS:

WHEREAS ALT desires to acquire 100% ownership interest of ABTI PHARMA LIMITED, a company registered in England and Wales (Company Number 13118677) and make ABTIP a 100% wholly owned subsidiary of ALT; and

WHEREAS the selling shareholders of ABTIP desire to sell, and ALT desires to purchase 100% of the issued and outstanding ordinary shares of ABTIP, comprised of 100 ordinary shares of £1.00 par value per share subject to the terms and conditions set forth in this Agreement: and

WHEREAS ALT and ABTIP and their respective shareholders desire to set forth the terms of this Stock Transfer, which is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(I)(B) of the Internal Revenue Code of 1986, as amended (the "code") as far as it may be applicable to the Parties.

NOW, THEREFORE, the parties agree as follows.

ARTICLE I

STOCK TRANSFER.

1.1	Sale of Ownership Interest.

The shareholders of ABTIP hereby agree to sell, convey, transfer, assign and deliver to ALT as of the Closing Date (as defined in clause 1.6 hereof), free and clear of all liens, encumbrances, purchase rights, claims, pledges, mortgages, security interests, or other limitations or restrictions whatsoever, 100 ordinary shares equal to 100% of the equity of duly and validly issued, fully paid and non- assessable ordinary shares of ABTIP.

1.2	Parent and Subsidiary.

Upon closing, ALT will become the Parent Company and ABTIP will be a 100% wholly owned subsidiary of ALT, and eighty percent (80%) of the Parent Company (ALT) will be owned by the shareholders of ABTIP, as of the closing date free of any liens or encumbrances.

1.3	Transfer Consideration.

The shareholders of ABTIP (or their nominees) will receive 600,000,000 (Six Hundred Million) newly issued, ordinary shares of ALT common stock (Consideration Shares) which will be issued and delivered upon closing of the transaction contemplated in this Agreement, in Book entry form by the ALT share transfer agent, Action Stock Transfer, Salt Lake City Utah, USA. The 600,000,000 ordinary shares will be newly issued, fully paid and non-assessable shares of ALT issued directly to the ABTIP shareholders (or their nominees) by ALT, and such shares shall be restricted shares registered in the ABTIP nominees’ names at the transfer agents upon completion of the reverse merger of ABTIP into ALT, as contemplated in this agreement. Upon delivery of said shares the transfer consideration shall be deemed to have been paid in full and ALT shall be entitled to the delivery of the ABTIP shares transferred pursuant to this agreement.

The 600,000,000 common shares will be issued to the shareholders of ABTIP (or their nominees) with the number of shares issued to each shareholder (or their nominees) pro rata to their respective shareholding in ABTIP, as set out in the ABTIP shareholders schedule of ownership in Appendix 1.

1.4	Up-listing to NASDAQ.

The ALT Board of directors (“Board”) will periodically review the financial status of the company with the intention of up-listing the corporation to NASDAQ as soon as its net worth and other listing requirements of NASDAQ can be satisfied, and the timing of such listing is in the best interests of the company. In preparation for such up-listing to NASDAQ, ALT, will appoint 3 independent directors, selected by the Board, with one serving as the Chairman of Audit Committee, a second as the Chairman of Compensation committee, and a third as a Legal and Compliance Officer to oversee good corporate governance. The three directors that are all independent directors are to be appointed for a two year term on such terms as the company and the independent directors may agree upon the appointment.

1.5	Officers of ALT.

Following execution of this Agreement, Timothy Rogers will continue to serve as Chairman of the Board and director; Seamus McAuley will continue to serve as CEO and director and Dominic Schiller will continue to serve as Chief Patent Officer and director. Following execution of this Agreement, by written notice at his request, Colin Stott will be appointed to the Board as director and will serve as Chief Operating Officer of ALT. There will be a need to appoint further officers to the company in the future. As soon as funds are available, and at the appropriate time, ALT will make such director / officer appointments on terms and conditions as may be negotiated and agreed by the Board of ALT and the incoming directors / officers Compensation for said incoming directors / officers to be agreed and implemented post-closing for the benefit of existing and future officers and employees of ALT.

1.6	Closing.

The closing date of this Agreement (the “Closing”) will take place 60 days post the execution of this Agreement or sooner by Agreement.

1.7	Funding of ALT / ABTIP.

1.7.1	From the date of execution of this Agreement, ALT will provide funding to ABTIP to pay for operating expenses including salaries, office expenses and additional expenses or projects in the amount of US $500,000 within fifteen (15) days of signing this agreement and shall fund an additional US $200,000 every 30 days thereafter until a total funding of US $1,100,000 has been delivered.

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1.7.2	Following closing of this Agreement, and conditional upon clause 1.7.3 below, ALT will seek to raise between US $50,000,000 and US $75,000,000 to fund the first 18 months of the ALT pharmaceutical development programme that has been tabled (see Appendix 2).

1.7.3	ALT will prepare a private placement memorandum to raise between US $50,000,000 and US

$75,000,000; with $45,000,000 or $67,500,000 in net proceeds and ALT will arrange an underwriting commitment of the first (US $25,000,000 USD) to be funded at a price of not less than $1.00 per share within 45 days of execution of this agreement.

1.8	Operations of Subsidiary.

ABTIP will continue to operate as an independent entity and its current management will remain in place and continue to operate the business in accordance with its business plan as outlined in the Private Placement Memorandum and to use the proceeds of the ALT offering as per the use of funds set out in such memorandum.

1.9	ALT Debt.

There are no debts or monies owed by ALT other than current Audit and legal current billing that does not exceed $50,000 as of date hereof and these bills will be paid in full at closing.

1.10	Assets and Liabilities.

All assets and liabilities presently owned by the parties shall at all times remain their respective assets and liabilities without claim by the other party.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF ABTIP

To enable ALT to enter into this Agreement, the shareholders of ABTIP represent and warrant to ABTI as follows:

2.1       Organization and Capitalization of ABTIP.

ABTIP is a company (company number 13118677) duly incorporated and registered in England and Wales, with necessary corporate powers to own properties and carry on a business and duly qualified to do business and in good standing in the jurisdictions where qualification is required.

On closing of this transaction, ABTIP will deliver 100% ownership of ABTIP, currently comprised of 100 ordinary shares issued and outstanding to ALT. There are no outstanding warrants, options, preemptive rights, or other rights to purchase or acquire any of ABTIP’s equity or ownership interests. No securities, liens, or liabilities of ABTIP are either directly or indirectly convertible into or exchangeable for equity or ownership interests of ABTIP, and there are no equity or similar rights based on the book value or any other attribute of any equity of ABTIP.

2.2.	Subsidiaries.

ABTIP, at the time of entering into this agreement, does not have any subsidiaries or own any securities issued by any other business organization or governmental authority. However, as per Appendix 2, prior to closing, the following will occur:

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2.2.1         Phytotherapeutix Ltd will become a wholly owned subsidiary of ABTIP, and its intellectual property will be acquired as a result of this.

2.2.2         Ferven Ltd will become a wholly owned subsidiary of ABTIP, and its intellectual property will be acquired as a result of this.

2.2.3         An exclusive licensing agreement will be put in place between ABTIP and Nano4M Ltd for the intellectual property identified in Slide 24 of Appendix 2.

2.3.	Title to Assets

ABTIP has, or will have at the time of closing, good and marketable title to all of the assets listed in clause 2.2 above.

2.4.	Absence of Undisclosed Liabilities.

ABTIP has no liabilities of any nature. There are no agreements, judgments, decrees, orders or, to the best knowledge of ABTIP, any facts which materially affect, or may in the future (as far as can now be reasonably foreseen) materially affect, the business, properties, operations, or condition of ABTIP which have not been specifically disclosed in this Agreement.

2.5.	Conduct of Business in the Ordinary Course.

ABTIP has conducted its businesses since its inception only in the usual and ordinary course consistent with past practice. and since such date ABTIP has not (i) sold or transferred any of its assets, except inventory in the ordinary course of business; (ii) changed any method of accounting or accounting practice; (iii) increased or promised to increase the compensation payable to any employee; (iv) made any direct or indirect payments, dividends, distributions, sales or transfers of assets, other than normal compensation, to any officer, director, shareholder or employee of ABTIP or any of their affiliates; (v) changed its equity or other ownership interest in ABTIP; or (vi) suffered any damage or casualty to its assets.

2.6.	Patents, Trade Names, Trademarks and Copyrights.

ABTIP owns, and to the best of its knowledge, has the right to use, free and clear of any claims or rights of others all patents, trademarks, service marks, trade names, recipes, trade secrets and customer lists which it is using. All debts and liabilities presently owed by ABTIP relating to patents, trademarks, service marks, trade names, lab manuals, know-how, unpatented technology, trade secrets and customer lists shall remain ABTIP’s sole responsibility as well as any debts and liabilities incurred after the execution hereof.

2.7.	Contracts.

Except for contracts, commitments, plans, agreements, and licenses described in clause 2.2 above (the “Contracts”), ABTIP is not a party to or subject to:

(a)               any contract or agreement providing for the purchase of all or substantially all of ABTIP’s requirements of a particular product from a supplier, or for periodic minimum purchases of a particular product from a supplier.

(b)               any contract containing covenants limiting ABTIP’s freedom to compete in any line of business or with any person or entity.

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(c)               any contract or agreement with any present or former officer, director, or shareholder of ABTIP or with any persons or organizations controlled by or affiliated with any of them; or

(d)	any other material contract not entered into in the ordinary course of business.

All contracts are in full force and effect and have not been amended, extended, or otherwise modified. ABTIP is not in default under any of its Contracts.

2.8	Litigation.

There are no legal, administrative, arbitration or other proceeding or governmental investigations pending or, to the best knowledge of ABTIP, threatened against ABTIP.

2.9	Compliance with Laws.

ABTIP has not violated, and is not violating, any laws, regulations or permits which apply to the conduct of its business, the failure with which to comply would have a material adverse effect on ABTIP.

2.10	Permits.

ABTIP holds, or will make best efforts to attain, all licenses, and permits which are required to permit it to conduct its business.

2.11	Warranty or Other Claims.

There are no existing material claims against ABTIP for ABTIP’s or services which are defective or fail to meet any product warranties or contract or industry standards. To the best knowledge of ABTIP, there are no threatened claims, or any facts upon which a claim could be based, against ABTIP for ABTIP’s or services which are defective or fail to meet any product warranties or contract or industry standards.

2.12	Familiarity with ALT.

ABTIP represents that it has been afforded an opportunity to review all information about ALT that is available to its Senior Management and Board of Directors, as well as the opportunity to ask questions, and is making an informed independent investment decision to accept newly issued common shares in ALT, further represents that it has made its own independent analysis of ALT’s intended business model and is not relying upon any representations of same from ALT.

2.13	Financial Statements.

ABTIP is a private corporation and to date has not prepared any audited financial statements. The Officers and owners are not aware of any issues however which would prevent an audit. Within fifteen (15) business days of the Closing Date, a complete file of all ABTIP books, records, files, financial documents, bank statements, etc. will be provided to ALT which includes an officer’s certification that they are true and correct.

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ARTICLE III

LEGAL AUTHORITY OF ABTIP

3.1.	Authority of ABTIP

ABTIP and its shareholders represent and warrant to ALT that the signatories on this Agreement have full and unrestricted legal right, power and authority to enter into this Agreement, and to sell, assign, transfer, and deliver to ALT valid, lawful and marketable title to all ownership interests to be sold, assigned and transferred by ABTIP to ALT pursuant to this Agreement, and that the ABTIP shareholders signing this document have full and unrestricted legal right, power and authority to enter into this Agreement. ABTIP and its shareholders represent that neither the execution and delivery of this Agreement nor any other agreements contemplated hereby nor the consummation of the transactions contemplated hereby will conflict with or result in any violation of, or result in default or loss of a benefit under, or permit the acceleration of any obligation under, any judgment, order, decree, mortgage, contract, agreement, deed of trust, indenture, lease or other instrument or any federal, state or local statute, law, ordinance, rule, or regulation applicable to ABTIP or any of its assets, property or business.

3.2.	Title.

Upon delivery to ALT of share certificates representing 100 % of ABTIP’s issued and outstanding ordinary shares at Closing, ALT will acquire lawful, valid, and marketable title to such 100% equity ownership of ABTIP, free and clear of all liens, encumbrances, purchase rights, claims, pledges, mortgages, security interests, or other limitations or restrictions whatsoever.

3.3.	Prohibitions of Transactions.

ABTIP represents and warrants to ALT that it is not presently a party to nor subject to nor bound by any agreement or any judgment, order, writ, injunction or decree of any court or any governmental body which contains any provision which would or could operate to prevent the carrying out of this Agreement or the transactions contemplated hereby. There are no actions, suits, proceedings at law or in equity by any person or entity, or any arbitration or administrative proceeding or other proceeding pending or threatened, which could prevent consummation of the transactions contemplated by this Agreement other than listed herein.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ALT

ALT represents and warrants to ABTIP as follows:

4.1.       Approval.

ALT has all necessary corporate power and is duly authorized to transfer ALT shares to ABTIP shareholders or their nominees and to acquire and accept the ABTIP shares as specified in this Agreement. ALT has all necessary corporate power to cancel existing ALT shares held by Amsterdam Café Limited. ALT has taken all action required to authorize and approve the execution and delivery of this Agreement and the consummation by ABTI of the transactions contemplated hereby.

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4.2	Organization of ALT.

ALT is a corporation duly organized, validly existing, and in good standing under the laws of Nevada, and it has all necessary corporate powers to own properties and carry on a business and is duly qualified to do business and is in good standing in the jurisdictions where qualification is required. All actions taken by the incorporators, directors, and stockholders of corporation have been valid and remain so at the date of this Agreement and are in accordance with the laws of the State of Nevada. The corporation was organized in the State of Nevada as Jedediah Resources and Subsequently changed its name to Alterola Biotech Inc, its current name.

4.3	Capitalization of ALT.

The total current capitalization ALT consists of (a) Ten Million Shares of Preferred stock authorized with 8 Million Shares of $1.00 each currently issued and outstanding and ALT undertakes to cancel all preferred stock prior to closing, (b) Two Billion common shares of $0.0001 per Share) authorized shares of common stock, of which (133,890,000) shares will be in issue and outstanding immediately prior to closing as 200,000,000 shares currently issued to Amsterdam Café Limited will be cancelled. For the purposes of effecting the terms of this Agreement, ALT will issue an additional 600,000,000 newly issued common shares to ABTIP shareholders and 19,100,000 Shares to Bull Run Investments Limited, Hong Kong as compensation for arranging this transaction, this will result in a total of Seven Hundred and Fifty Two Million Nine Hundred thousaand (752,990,000) common shares being issued and Outstanding as of the closing date of the transaction.

4.4	Fundraising by ALT.

Upon execution of this Agreement, the Board of ALT will pass a resolution approving a private placement of 50,000,000 to 75,000,000 common shares at $1.00 per share to raise between US $50,000,000 and US

$75,000,000 in gross proceeds to implement the business plan of ALT as set out in Appendix 2. The ALT Board will authorize the CEO of the company Seamus McAuley to enter into a Placement Agent Agreement with a FINRA, Licensed Broker Dealer to act as placement agent on the US $50,000,000 to US $75,000,000 Private Placement or to arrange a PIPE or other acceptable funding as the Board may agree and approve as in the best interest of shareholders.

4.5	Regulatory Documents.

Any third party, regulatory or tax consents, approvals, announcements, circulars or filings necessary or desirable for the transactions contemplated by this Agreement and, in particular, the issue of the Consideration Shares (including all Regulatory Documents required by the U.S. Securities and Exchange Commission ("SEC") or under the Securities Act (if any)) ("Regulatory Documents") have been, or will be obtained, prior to the closing and such consents and approvals are in full force and effect.

4.6	The Consideration Shares.

The Consideration Shares will:

(a)	rank pari passu in all respects with the existing common stock of Alterola, including the right to receive all dividends declared, made, or paid after Completion (save that the Consideration Shares will be restricted securities for the purposes of the Securities Act of 1933 ("Securities Act")).

(b)	the Consideration Shares will be exempt from registration under section 4(a)(2) of the Securities Act.

(c)	the Consideration Shares will be restricted securities for the purposes of the Securities Act; and

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(d)	the Consideration Shares will be validly issued in accordance with all applicable laws and requirements and all Regulatory Documents have or will be filed within any applicable time periods.

(e)	the Consideration Shares will, when issued will represent 80% of the total issued share capital of Alterola

ARTICLE V

LEGAL AUTHORITY OF ALT

5.1       Authority of ALT.

ALT represents and warrants to ABTIP that the signatories on this Agreement have full and unrestricted legal right, power and authority to enter into this Agreement, and to sell, assign, transfer, and deliver to ABTIP valid, lawful and marketable title to all ownership interests to be sold, assigned and transferred by ALT to ABTIP pursuant to this Agreement, and that the ALT officers signing this document have full and unrestricted legal right, power and authority to enter into this Agreement. ALT represents that neither the execution and delivery of this Agreement nor any other agreements contemplated hereby nor the consummation of the transactions contemplated hereby will conflict with or result in any violation of, or result in default or loss of a benefit under, or permit the acceleration of any obligation under, any judgment, order, decree, mortgage, contract, agreement, deed of trust, indenture, lease or other instrument or any federal, state or local statute, law, ordinance, rule, or regulation applicable to ALT or any of its assets, property or business.

5.2.	Title.

Upon delivery to ABTIP of share certificates representing 80 % of ALT’s issued and outstanding ordinary shares at the closing, ABTIP will acquire lawful, valid, and marketable title to such 80% equity ownership of ALT, free and clear of all liens, encumbrances, purchase rights, claims, pledges, mortgages, security interests, or other limitations or restrictions whatsoever.

5.3.	Prohibitions of Transactions.

ALT represents and warrants to ABTIP that it is not presently a party to nor subject to nor bound by any agreement or any judgment, order, writ, injunction or decree of any court or any governmental body which contains any provision which would or could operate to prevent the carrying out of this Agreement or the transactions contemplated hereby. There are no actions, suits, proceedings at law or in equity by any person or entity, or any arbitration or administrative proceeding or other proceeding pending or threatened, which could prevent consummation of the transactions contemplated by this Agreement other than listed herein.

ARTICLE VI

CLOSING DOCUMENTS

6.1       Deliveries of ABTIP

ABTIP shall deliver to ALT at closing, full rights, and titles to 100% of their equity holdings comprised of 100

% of the ordinary shares issued and outstanding in ABTIP as of the closing date, such transfer of the ABTIP shares is in exchange for the 600,000,000 common shares of ALT to be delivered to the Selling shareholders .

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ARTICLE VII

COVENANTS

6.1	Waiver of Rights.

Except as set forth herein, the Parties hereto further agree, covenant, represent and warrant that they intend to and do hereby waive and relinquish any and all rights and benefits conferred on them by any statutory or decisional authorities which would otherwise preclude release of unknown claims.

6.2	Scope.

If, at the time of enforcement of clause 6.1, a court of competent jurisdiction shall hold that the duration, scope, or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope, or area reasonable under such circumstances shall be substituted for the stated duration, scope, or area.

ARTICLE VII

INDEMNIFICATION

7.1	Mutual Indemnification

Each party agrees to indemnify, defend and hold harmless the other party from and against any and all claims, demands, expenses (including reasonable attorney fees) or assertions of any kind arising out of or in any way connected with (a) any alleged act, failure to act, omission, or misrepresentation by the indemnifying party, its officers, directors, employees or agents; or (b) any breach by the indemnifying party of any of the terms, conditions, warranties or representations contained in this Agreement, or in any other instrument executed by the indemnifying party in connection with this Agreement.

7.2	Indemnification of Directors and Officers.

For at least five (5) years after the closing date, ALT shall maintain in effect the current provisions regarding the indemnification of officers and directors of ALT as well as officers and directors of ABTIP contained in its Certificate of Incorporation and Bylaws; provided, however, ALT may adopt new indemnification provisions no less favorable than the current provisions as to the persons who served as directors and officers of ALT and ABTIP, prior to the closing date.

ARTICLE VIII

MISCELLANEOUS

8.1.       Default.

In the event of default of any provision of this Agreement by one party, the other party shall give written notice to the defaulting party and the defaulting party shall have ten (10) business days to cure such default. If the default remains uncured after ten (10) business days from the date of notice of the default, the non-defaulting

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party may elect, at its option to (i) terminate this Agreement with each party returning to its position prior to the closing date and/or (ii) seek all other legal and/or equitable remedies.

8.2	Survival of Representations and Warranties.

The representations, warranties, covenants, and agreements set forth in this Agreement or in any writing delivered to ALT or ABTIP in connection with this Agreement will survive the closing date and the consummation of the transactions contemplated hereby.

8.3	Governing Law.

Each of the provisions of this Agreement shall be enforceable independent of any other provision and independent of any other claim or cause of action. In the event of any dispute arising under the terms of this Agreement, the parties hereto agree that the jurisdiction shall be the Laws of the State of Nevada, and the laws thereof will govern its interpretation, validity, and effect of this Agreement without regard to the place of its execution or place of performance.

8.4	Arbitration

Any controversy or claim arising out of or relating to this Agreement or the breach thereof, shall be determined through arbitration administered pursuant to the rules of the American Arbitration Association and the judgment on the award rendered therein may be entered in any court having jurisdiction thereof. Each party shall initially be responsible for its own attorney fees, costs, and expenses of arbitration. The Arbitrator may include, in the award, an assessment of expenses of arbitration and the costs thereof with an award of reasonable attorney fees to the prevailing party.

8.5.	Failure to Comply with Section 368 IRS Tax Code

In the event that this Agreement fails to meet the requirements of Section 368 of the Internal Revenue Code pertaining to a tax-free transaction, the parties agree to modify or change portions of this Agreement in order to comply with the requirements of Section 368.

8.6.	Entire Agreement.

This Agreement, including the other documents referred to herein which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly provided for herein. This Agreement supersedes all prior agreements and undertakings between the parties with respect to such subject matter. No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

8.7.	Severability of Invalid Provision.

If any one or more covenants or agreements provided in this Agreement should be contrary to law, then such covenant or covenants, agreement or agreements shall be null and void and shall in no way affect the validity of the other provisions of this Agreement.

8.8.	Successors and Assigns.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

8.9.	Section Headings.

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Section headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any of the provisions hereof.

8.10.	Counterparts.

This Agreement may be executed in one or more counterparts and shall become effective when one or more counterparts have been signed by each of the parties.

8.11.	Waiver.

Waiver by any party hereunder of any breach of or failure to comply with any provision of this Agreement by the other party shall not be construed as, or constitute a continuing waiver of, or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement.

8.12.	Non-exclusivity.

The rights, remedies, powers, and privileges provided in this Agreement are cumulative and not exclusive and shall be in addition to any and all other rights, remedies, powers, and privileges granted by law, rule, regulation, or instrument.

8.13       Notices.

All notices, requests, consents, and other communications required or permitted hereunder must be in writing and must be personally delivered, emailed, mailed first-class postage prepaid, registered, or certified mail, or delivered by a nationally recognized overnight courier:

If to ABTIP, to:

NAME: Seamus McAuley

ADDRESS: 73 Upper Newcastle Galway City

County Galway

EMAIL: seamusmcauley@greenoceanorganics.com

If to ALT, to:

NAME: Larson Elmore, CEO,

ADDRESS: 340 S Lemon Ave # 4041

Walnut, California 91789

EMAIL: Larsonelmore8@gmail.com

or to such other address as ABTIP or ALT may specify to the other by written notice, and such notices and other communications will be treated as being effective or having been given when delivered, if personally delivered, or when received, if sent by mail.

This agreement may have amendments after review by legal counsel of both parties and if they are mutually agreed upon by both parties.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the day and year first above written.

ALTEROLA BIOTECH INC.

By: /s/ Larson Elmore
Dated, January 19th, 2021.
Larson Elmore, Deputy Chairman

ABTI PHARMA LIMITED

By: Selling Sharesholders Nominees:

/s/ Timothy Rogers	Dated, January 19th, 2021
Timothy Rogers

/s/ Seamus McAuley	Dated, January 19th, 2021
Seamus McAuley

/s/ Dominic Schiller	Dated, January 19th, 2021
Dominic Schiller

/s/ Colin Stott	Dated, January 19th, 2021
Colin Stott

/s/ Ning Qu	Dated, January 19th, 2021
Ning Qu

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Appendix 1 Selling Shareholders

1.	TPR Holdings Limited Montrose House, Clayhill Park, Neston, Merseyside CH64 3RU UK

2.	Opes Medical Holdings Limited Grey Office Park

Headford Road,

Galway

Republic of Ireland

3.	Equipped4 Holdings Montrose House, Clayhill Park, Neston Merseyside CH64 3RU UK

4.	Partner Investment B.V. Verlengde Hereweg 173, 9721AP Groningen The Netherlands

5.	Phytotherapeutix Holdings Limited 49 Everton Road, Southport PR8 4BT UK

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Appendix 2 – Alterola Pitch Deck

See attachment - Alterola Pitch Deck dated 03 January 2021